The attached form of support and voting agreement has been entered into in connection with the merger agreement dated September 28, 2021 between Agnico Eagle Mines Limited and Kirkland Lake Gold Ltd. (the "Merger Agreement") by Agnico Eagle Mines Limited and each of the following Kirkland Supporting Shareholders (as defined in the Merger Agreement):

Name	Total Number of Common Shares Beneficially Owned or Controlled	Total Number of Kirkland Options Owned	Total Number of Kirkland Performance Share Units Owned	Total Number of Kirkland Restricted Share Units Owned	Total Number of Kirkland Deferred Share Units Owned
Anthony Makuch	64,843	Nil	84,612	84,612	Nil
David Soares	Nil	Nil	22,102	22,102	Nil
Natasha Vaz	Nil	Nil	16,108	16,108	Nil
Jennifer Wagner	Nil	Nil	18,687	18,687	Nil
Jason Neal	4,000	Nil	12,615	12,615	Nil
Jeffrey Parr	19,790	Nil	Nil	Nil	38,993
Jonathan Gill	Nil	Nil	Nil	Nil	28,898
Peter Grosskopf	10,000	Nil	Nil	Nil	4,061
Ingrid Hibbard	17,183	Nil	Nil	Nil	4,061
Arnold Klassen	15,000	Nil	Nil	Nil	23,946
Elizabeth Lew is-Gray	940	Nil	Nil	Nil	4,043
Barry Olson	5,650	Nil	Nil	Nil	34,035
Mohammed Ali	Nil	Nil	5,509	5,509	Nil
Ion Hann	720	Nil	7,252	7,252	Nil
Eric Kallio	Nil	Nil	15,355	15,355	Nil
Duncan King	Nil	Nil	10,345	10,345	Nil
John Landmark	Nil	Nil	10,473	10,473	Nil
Gord Leavoy	Nil	Nil	5,468	5,468	Nil
Darin Smith	1,500	Nil	8,954	8,954	Nil
Mark Utting	Nil	Nil	10,646	10,646	Nil
Meri Verli	Nil	Nil	6,899	6,899	Nil
Raymond Yip	Nil	Nil	7,904	7,904	Nil

Execution Version

SUPPORT AND VOTING AGREEMENT

September 28, 2021

Dear Sirs/Madams:

RE:  Support and Voting Agreement

Agnico Eagle Mines Limited ("Agnico") and Kirkland Lake Gold Ltd. ("Kirkland") are, concurrently with the execution and delivery of this support and voting agreement (as amended, supplemented or otherwise modified from time to time, the "Agreement"), entering into a merger agreement dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the "Merger Agreement") contemplating an arrangement (the "Arrangement") of Kirkland under section 182 of the Business Corporations Act (Ontario), pursuant to which, among other things, Agnico would acquire of all the issued and outstanding common shares (the "Shares") of Kirkland on the terms and subject to the conditions set out therein. Capitalized terms used but not otherwise defined in this Agreement shall have the meanings set out in the Merger Agreement.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned securityholder (the "Securityholder"), hereby agrees and covenants in his or her capacity as a securityholder and not in his or her capacity as an officer and/or director of Kirkland, and acknowledges that Agnico would not enter into the Merger Agreement but for the execution and delivery of this Agreement by the Securityholder, as follows:

1. Ownership of Shares and Other Securities

The Securityholder is the registered and/or beneficial owner, directly or indirectly, of, or has direction or control over, the number Shares and, if any, the number of Kirkland options exercisable for Shares (the "Options"), the number of Kirkland deferred share units (the "DSUs"), the number of Kirkland performance share units (the "PSUs") and the number of Kirkland restricted share units (the "RSUs"), as set forth on the Securityholders' acceptance (the "Acceptance") at the end of this Agreement. For purposes of this Agreement, the term "Subject Securities" means all Shares and Options of Kirkland held of record and/or beneficially owned or over which direction or control is exercised, directly or indirectly, by the Securityholder as of the date hereof and further includes any Shares and Options acquired or over which ownership, control or direction is acquired by the Securityholder after the date hereof, including any Shares acquired upon the conversion, exchange or exercise of any securities or rights of Kirkland convertible into or exchangeable or exercisable for Shares held by the Securityholder or which may otherwise be acquired by the Securityholder after the date hereof and prior to the Effective Time.

2. Covenants of the Securityholder

The Securityholder irrevocably and unconditionally covenants, undertakes and agrees that, until the termination of this Agreement in accordance with its terms, the Securityholder shall:

(a) not, directly or indirectly, solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any information, properties, facilities, books or records of Agnico, Kirkland or any of their respective Subsidiaries) or take any action to solicit, initiate or knowingly encourage or otherwise facilitate, or otherwise engage or participate in, and immediately cease and cause to be terminated, any negotiations or any discussions regarding any inquiry, proposal, expression of interest or offer that constitutes or could reasonably be expected to constitute or lead to, an Acquisition Proposal in respect of Kirkland;

(b) attend (virtually, in person or by proxy) any meeting (including the Kirkland Meeting) of the securityholders of Kirkland convened for the purposes of considering the Arrangement or to give effect to the Arrangement (including any adjournments and postponements thereof), and at such meeting, cause its Subject Securities to be counted as present for purposes of establishing quorum and, vote or cause to be voted all of the Subject Securities (which have a right to vote at such meeting) in favour of the approval of the Arrangement (including the Arrangement Resolution) and the transactions contemplated by the Merger Agreement (and any actions reasonably required for the consummation of the transactions contemplated in the Merger Agreement and all matters related thereto);

(c) attend (virtually, in person or by proxy) any meeting (including the Kirkland Meeting) of the securityholders of Kirkland convened for the purposes of considering any Acquisition Proposal and/or any other transaction or matter that could reasonably be expected to delay, prevent, frustrate or interfere with the consummation of the Arrangement or any transaction or matter contemplated by the Merger Agreement (including any adjournments and postponements thereof), and at such meeting, cause its Subject Securities to be counted as present for purposes of establishing quorum and, vote or cause to be voted all of the Subject Securities (which have a right to vote at such meeting) against any Acquisition Proposal and/or any transaction or matter that could reasonably be expected to delay, prevent, frustrate or interfere with, the completion of the Arrangement or any transaction or matter related to the Arrangement or contemplated by the Merger Agreement;

(d) not tender or cause to be tendered any Subject Securities to any Acquisition Proposal or other transaction or matter other than the Arrangement, such as a merger, amalgamation, arrangement, business combination, rights offering, reorganization, recapitalization or liquidation or take-over bid or similar transaction involving Kirkland or its Shares that could reasonably be expected to prevent, delay, frustrate or interfere with, the completion of the Arrangement or any transaction or matter related to the Arrangement or contemplated by the Merger Agreement;

(e) not, without the prior written consent of Agnico, sell, transfer, assign, pledge, hypothecate, encumber, grant a security interest in, gift or otherwise dispose of any Subject Securities, or enter into any agreement, arrangement or understanding in connection with any of the foregoing (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), other than (i) pursuant to the Arrangement or any other transactions contemplated by the Merger Agreement, or permit any Affiliate of the Securityholder to do any of the foregoing, and (ii) with respect to the sale of a portion of any Shares issued upon vesting and exercise or settlement of the Options, PSUs and RSUs held by the Securityholder that vest prior to the completion of the Arrangement solely in order to satisfy any tax liabilities that arise in connection therewith;

(f) not, except as required pursuant to this Agreement, grant or agree to grant any proxy, power of attorney or other right to vote the Subject Securities, or deposit any of the Subject Securities into any voting trust or enter into any vote pooling agreement or voting arrangement or enter into or subject any of such Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting, calling of meetings of Kirkland Shareholders, the tendering thereof, or the granting of consents or approvals of any kind with respect to any Subject Securities;

(g) not exercise any rights of dissent or appraisal in respect of any resolution approving the Arrangement (including the Arrangement Resolution) or any aspect thereof or matter related to the transactions contemplated by the Merger Agreement, and not exercise any other securityholder rights or remedies or bring or threaten to bring any suit or proceeding available at common law or pursuant to applicable securities, corporate law or other Law or take any action that is reasonably likely to in any manner delay, hinder, prevent, frustrate, interfere with or challenge the Arrangement or any transaction contemplated by the Merger Agreement;

(h) not, without the prior written consent of Agnico, requisition or join in the requisition of any meeting of any of the Kirkland Shareholders for the purpose of considering any resolution which may reasonably be expected to prevent, delay, frustrate or interfere with, the completion of the Arrangement or any transaction or matter related to the Arrangement or contemplated by the Merger Agreement;

(i) not make any public statement or take any other action of any kind which may reasonably be expected to prevent, delay, frustrate or interfere with, the completion of the Arrangement or any transaction or matter related to the Arrangement or contemplated by the Merger Agreement;

(j) in the event that Agnico (or any of its Affiliates) undertakes an alternative transaction to the Arrangement (whether in form or substance) involving Kirkland that results in holders of Shares receiving consideration that is no less favourable than the consideration offered pursuant to the Arrangement, reasonably cooperate to facilitate the objectives of Agnico and Kirkland in respect of such alternative transaction; and

(k) not do indirectly that which it may not do directly in respect of the restrictions on its rights with respect to the Securityholder's Subject Securities pursuant to this Agreement.

3. Grant of Proxy

The Securityholder hereby irrevocably and unconditionally covenants and agrees that: (a) no later than 10 Business Days prior to the scheduled date of the Kirkland Meeting, the Securityholder shall duly complete, execute and cause forms of proxy or voting instruction forms, as applicable, in respect of all the Subject Securities (which have a right to vote at such meeting) to be delivered as required to cause such Subject Securities to be voted in favour of the Arrangement Resolution and/or any matter set forth on such proxy or voting instruction form that would reasonably be expected to facilitate the Arrangement or any transaction contemplated by the Merger Agreement; and (b) such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, amended or invalidated, unless prior written consent from Agnico has been obtained or this Agreement is terminated pursuant to Section 11.

4. Directors or Officers of Kirkland

Agnico acknowledges and agrees that the Securityholder is bound hereunder solely in its capacity as a holder of Subject Securities and that the provisions hereof shall not be deemed or interpreted to bind the Securityholder in his or her capacity as a director, officer or employee of Kirkland or its Affiliates or Subsidiaries. Notwithstanding any provisions of this Agreement to the contrary, Agnico acknowledges and agrees that actions taken in good faith by the Securityholder to discharge his or her fiduciary duties and other legal obligations in his or her capacity as director or officer of Kirkland or its Subsidiaries shall not be a violation of this Agreement and nothing herein shall prevent, limit or restrict the Securityholder from serving as, or taking in good faith any action necessary to discharge his or her fiduciary duties and other legal obligations as, a director and/or officer of Kirkland or its Subsidiaries under Law or that is expressly permitted by and done in compliance with the Merger Agreement.

Notwithstanding any provisions of this Agreement to the contrary, the Securityholder will be entitled to exercise his or her rights to acquire Shares (if any) issuable upon the exercise or settlement of the Options, DSUs, PSUs and/or RSUs held by the Securityholder upon the vesting thereof, as applicable, in compliance with the respective terms of such securities (which such Shares will be subject to the terms of this Agreement).

5. Further Assurances

Each of the Securityholder and Agnico shall, from time to time and at all times hereafter at the reasonable request of the other party but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this Agreement.

6. Representations and Warranties of the Securityholder

The Securityholder hereby represents and warrants to Agnico as follows and acknowledges that Agnico is relying on such representations and warranties in connection with entering into this Agreement and the Merger Agreement and completing the transactions contemplated hereby and thereby:

(a) the Securityholder is (and will continue to be until the Effective Time) the sole registered and/or beneficial owner of, or exercises control or direction over, the Subject Securities listed on the Acceptance, with good and marketable title thereto, free and clear of all claims, liens, charges, encumbrances, restrictions (other than resale, vesting and similar restrictions), security interests and rights of others and no Person has any agreement, option, or any right or privilege capable of becoming an agreement or option (whether by law, pre-emptive or contractual), for the purchase, acquisition or transfer of the Subject Securities, or any interest therein or right thereto, except pursuant to the Merger Agreement and this Agreement;

(b) (i) the only securities of Kirkland held of record or beneficially owned, directly or indirectly, or over which control or direction is exercised by the Securityholder are those listed on the Acceptance; and (ii) the Securityholder has no other agreement, options, warrants or securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of Kirkland (whether by law, pre-emptive or contractual) or any rights or privilege capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of Kirkland or any interest therein;

(c) other than pursuant to the covenants set out in this Agreement, the Securityholder has the sole right to sell (or cause to be sold) all of its Subject Securities now held (other than with respect to securities that have not vested);

(d) the Securityholder has the sole right to vote (or cause to vote) all of its Subject Securities (which have a right to vote) now held as contemplated herein. None of the Subject Securities is subject to any power of attorney, proxy, voting trust, vote pooling or other agreement with respect to the voting or right to vote, call meetings of any of the Kirkland Shareholders or give consents or approvals of any kind with respect to any Subject Securities; and

(e) the Securityholder is duly authorized to execute and deliver this Agreement and perform his or her obligations hereunder and this Agreement has been duly executed and delivered by the Securityholder and constitutes a legal, valid and binding agreement, enforceable against the Securityholder in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and the performance by the Securityholder of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with: (i) any contract, commitment, agreement, understanding or arrangement of any kind to which the Securityholder is or will be a party and by which the Securityholder is or will be bound at the time of such consummation; and (ii) to its knowledge, any Law, including any judgement, decree, order or award of any court, governmental body or arbitrator applicable to the Securityholder.

7. Representations and Warranties of Agnico

Agnico hereby represents and warrants to the Securityholder as follows and acknowledges that the Securityholder is relying on such representations and warranties in connection with entering into this Agreement and completing the transactions contemplated hereby and thereby:

(a) Agnico validly exists under the laws of the Province of Ontario and has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

(b) Agnico is duly authorized to execute and deliver this Agreement and perform its obligations hereunder and no other internal proceeding on its part is necessary to authorize this Agreement and this Agreement has been duly executed and delivered by Agnico and constitutes a legal, valid and binding agreement, enforceable against Agnico in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and the performance by Agnico of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with: (i) any contract, commitment, agreement, understanding or arrangement of any kind to which Agnico is or will be a party and by which Agnico is or will be bound at the time of such consummation; and (ii) to its knowledge, any Law, including any judgement, decree, order or award of any court, governmental body or arbitrator applicable to Agnico.

8. Assignment and Amendment

(a) Neither Agnico nor the Securityholder may assign any of its rights or obligations under this Agreement without the prior written consent of the other party, provided that Agnico may, at any time, assign all or any part of its rights and obligations under this Agreement without such consent to any Affiliate of Agnico provided further that Agnico shall not be relieved of its obligations hereunder and shall continue to be jointly and severally liable with such Affiliate for all of its obligations hereunder. This Agreement shall be binding upon, enure to the benefit of and be enforceable by Agnico, the Securityholder and their respective executors, legal personal representatives, administrators, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than Agnico, the Securityholder and their respective successors or permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

(b) Except as expressly set forth herein, this Agreement (together with all other documents and instruments referred to herein) constitutes the entire agreement between Agnico and the Securityholder with respect to the subject matter hereof and shall not be modified, amended or supplemented except upon the execution and delivery of a written agreement by Agnico and the Securityholder.

9. Notice

Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered, or sent by email:

(a) in the case of the Securityholder, to the address appearing on the Acceptance;

(b) in the case of Agnico, to

Agnico Eagle Mines Limited
145 King Street East
Suite 400
Toronto, ON  M5C 2Y7

Attention:  Chris Vollmershausen, Senior Vice President, Legal,
  General Counsel & Secretary
Email:   [Redacted - Personal Information]

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, ON M5V 3J7

Attention: Patricia L. Olasker
Email: [Redacted - Personal Information]

or to such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this Section 9. Any notice or other communication given or made is deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by email at the address provided herein during normal business hours on a Business Day, or otherwise on the next Business Day.

10. Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. Any legal proceedings arising out of this Agreement will be conducted in the English language only.

11. Termination

(a) This Agreement shall automatically terminate and be of no further force or effect upon the earliest to occur of (i) the mutual written agreement of Agnico and the Securityholder; (ii) the Effective Time; and (iii) the Outside Date (as extended or amended by Agnico and/or Kirkland in accordance with the terms of the Merger Agreement).

(b) Prior to the occurrence of any termination event set out in Section 11(a), this Agreement may be terminated: (i) by Agnico if (A) any of the representations and warranties of the Securityholder in this Agreement shall not be true and correct in all material respects, or (B) the Securityholder shall not have complied with its covenants to Agnico contained in this Agreement in all material respects; (ii) by the Securityholder (A) if any of the representations and warranties of Agnico in this Agreement shall not be true and correct in all material respects, or (B) if Agnico shall not have complied with its covenants to the Securityholder contained in this Agreement in all material respects; or (iii) by either Party in the event of a Kirkland Change in Recommendation.

(c) If this Agreement is terminated in accordance with its terms, this Agreement shall forthwith become void and of no further force or effect and the Securityholder shall be entitled to withdraw any form of proxy or power of attorney which it may have given with respect of the Subject Securities, and there shall be no liability on the part of Agnico or the Securityholder to any other party; provided that the foregoing shall not relieve Agnico or the Securityholder from any liability for any willful, intentional or fraudulent breach of its respective obligations under this Agreement arising prior to such termination.

12. Enforcement

The Securityholder agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages or other legal remedies would not be an adequate remedy. It is accordingly agreed that in the event of a breach or threatened breach by the Securityholder of any of its covenants or obligations under this Agreement, Agnico shall be entitled to equitable relief by way of an injunction or injunctions or otherwise to prevent or restrain breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, on a non-exclusive basis, in any court of the Province of Ontario having jurisdiction, this being in addition to any other remedy to which Agnico or the Securityholder is entitled at law or in equity. Agnico shall not be required to obtain or furnish any bond or similar instrument in connection with or as a condition to obtaining or seeking any such equitable remedy.

13. Disclosure

The Securityholder hereby consents to: (a) the disclosure of the substance of this Agreement in any press release, circular relating to the Kirkland Meeting or Agnico Meeting, court documents produced by Kirkland, by Agnico or their respective Affiliates in connection with the Merger Agreement and any other public disclosure made by Agnico or Kirkland in connection with the Arrangement as may be required by Law; (b) the filing of this Agreement on SEDAR and EDGAR; and (c) a copy of this Agreement being provided to Kirkland. Except as set forth above or as required by Law, by any Governmental Entity, or the Merger Agreement, the parties shall not make any public announcement or statement with respect to this Agreement, the transactions contemplated herein or in connection with the Merger Agreement without the prior written approval of the other party hereto, which shall not be unreasonably withheld or delayed.

14. Expenses

Each of the parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

15. Interpretation

(a) The division of this Agreement into Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement. Any reference to gender includes all genders. Words importing the singular number only shall include the plural and vice versa. Any reference to a Person includes its heirs, administrators, executors, legal personal representatives, successors and permitted assigns. Any reference to a law or statute refers to such law or statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded, unless stated otherwise.

(b) If any provision of this Agreement or the application thereof to Agnico or the Securityholder or circumstance is invalid or unenforceable to any extent then the remainder of this Agreement or application of such provision to Agnico or the Securityholder or circumstance (other than those to which it is held invalid or unenforceable) is not affected thereby and each remaining provision of this Agreement is valid and is enforceable to the fullest extent permitted by Law.

(c) The words: (i) "including", "includes" and "include" mean "including (or includes or include) without limitation"; and (ii) "Section" followed by a number mean and refer to the specified Section of this Agreement.

(d) Agnico and the Securityholder waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party (or counsel of which) that prepared the executed agreement or any earlier draft of the same.

(e) No waiver of any provision of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right.

(f) Time is of the essence of this Agreement.

(g) A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. (Toronto time) on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. (Toronto time) on the next Business Day if the last day of the period is not a Business Day.

16. Independent Legal Advice

The Securityholder acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms that it has either done so or voluntarily waived its right to do so in connection with the entering into of this Agreement.

17. Counterpart Execution

This Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same original instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

18. Language

The parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente lettre entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

[Remainder of page intentionally left blank; signature pages follow.]

Yours truly,

AGNICO EAGLE MINES LIMITED

By:
Name:
Title:

Signature Page to Support and Voting Agreement (Kirkland D&Os)

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the date first written above, and the undersigned hereby confirms that the undersigned is the holder of record and/or beneficially owns, directly or indirectly, or has control or direction over, the securities indicated below and no other securities of Kirkland:

Subject Securities	Registered Owner	Beneficial Owner
Common Shares: _________
Options: ________________
RSUs:___________________
PSUs: ___________________
DSUs:___________________

Signature of Witness	Signature of Securityholder

Name of Witness (please print)	Name of Securityholder (please print)

Address of Securityholder:

Email Address of Securityholder:

If a corporation, jurisdiction of incorporation / continuance / amalgamation:

If an individual, province of residency, if different from the province noted in the address above: